UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Amendment No.1 Exit Filing
Under the Securities Exchange Act of 1934

Euro Tech Holdings Company Ltd (CLWT)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G32030101
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.NAMES OF REPORTING PERSONS

Trillium Small Cap Tactical Fund LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) []
(b) []
3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.TYPE OF REPORTING PERSON (see instructions)

OO

Item 1.

(a)	Name of Issuer:

Euro Tech Holdings Company Ltd.


(b)	Address of Issuer's Principal Executive Offices:

18/F Gee Chang Hong Centre
65 Wong Chuk Hong Road
Hong Kong

Item 2.
 	(a)	Name of Person Filing:

This Statement is filed by Trillium Small Cap Tactical Fund
LP ("SCTF")

 	(b)	Address of the Principal Office or,
if none, residence

The address of the principal place of business office of SCTF is 417 5th Ave, 6th Floor, New York, NY 10016.

 	(c)	Citizenship

SCTF is organized under the laws of the State of Delaware.

 	(d)	Title of Class of Securities

Common Stock

 	(e)	CUSIP Number

G32030101

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 	(a)	[]	Broker or dealer registered under
section 15 of the Act (15 U.S.C. 78o).

 	(b)	[]	Bank as defined in section 3(a)(6)
 of the Act (15 U.S.C. 78c).

 	(c)	[]	Insurance company as defined in
section 3(a)(19) of the Act (15 U.S.C. 78c).

 	(d)	[]	Investment company registered under
section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

 	(e)	[]	An investment adviser in accordance
 with 240.13d-1(b)(1)(ii)(E);

 	(f)	[]	An employee benefit plan or endowment
fund in accordance with 240.13d-1(b)(1)(ii)(F);

 	(g)	[]	A parent holding company or control
person in accordance with 240.13d-1(b)(1)(ii)(G);

 	(h)	[]	A savings associations as defined in
Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 	(i)	[]	A church plan that is excluded
from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 	(j)	[]	Group, in accordance
with 240.13d-1(b)(1)(ii)(J).



Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 	(a)Amount beneficially owned:

0

 	(b)Percent of class:

0%

 	(c)Number of shares as to which the person has:

 (i)	Sole power to vote or to direct the vote:

0

 (ii)	Shared power to vote or to direct the vote:

0

 (iii)	Sole power to dispose or to direct the disposition of:

0

 (iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as
\of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following     [X].
Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
N/A
Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9.  Notice of Dissolution of Group.
N/A

Item 10.  Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRILLIUM SMALL CAP TACTICAL FUND LP
By Trillium Management, LLC, its Investment Manager
January 8, 2018
Date

/s/Michael Friedman
Signature

Name: Michael Friedman
Title: General Counsel & Chief Compliance Officer